


SECURI  ON

10027363

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 48067

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___1/1/09___ AND ENDING___12/31/09___
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MISCHLER FINANCIAL GROUP, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 BAYSIDE DRIVE, SUITE 201,

(No. and Street)

CORONA DEL MAR, CA   92625
       (City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DOYLE L. HOLMES, PRESIDENT & COO   (949) 720-0640
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KMJ CORBIN & COMPANY LLP

(Name – if individual, state last, first, middle name)

555 ANTON BLVD. SUITE 1000, COSTA MESA, CA   92626
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ___DOYLE L. HOLMES_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___MISCHLER FINANCIAL GROUP, INC._____, as

of ___DECEMBER 31_____, 20_09____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

DOYLE L. HOLMES

PRESIDENT, COO
_____
Title

_____
Notary Public

SHERYL A. URTUSUASTEGUI, NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MISCHLER FINANCIAL GROUP, INC.
SEC ID No. 8-48067

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTAL SCHEDULE

As of December 31, 2009

with

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM THEREON

and

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5



KMJ | Corbin & Company
Business Advisors Tax and Audit

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Mischler Financial Group, Inc.

We have audited the accompanying statement of financial condition of Mischler Financial Group, Inc. (the "Company") as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Mischler Financial Group, Inc. as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The supplemental schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

KMJ Corbin & Company LLP

KMJ | Corbin & Company LLP

Costa Mesa, California
February 23, 2010

p 714 380 6565   f 714 380 6566   555 Anton Blvd Suite 1000 Costa Mesa CA 92626 kmjpartnerscpa.com
p 760 431 5465   f 760 431 5466   2768 Loker Avenue West Suite 101 Carlsbad CA 92010

MISCHLER FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

	December 31, 2009
ASSETS	
Current assets:	
Cash and cash equivalents	$ 510,450
Commissions receivable	470,300
Other receivables	64,595
Income tax receivable	67,164
Prepaid expenses and other	860
Total current assets	1,113,369
Cash surrender value of life insurance policy	182,271
	$ 1,295,640
LIABILITIES AND SHAREHOLDERS' EQUITY	
Current liabilities:	
Accounts payable and accrued expenses	$ 224,652
Commissions payable	153,648
Total current liabilities	378,300
Commitments	
Shareholders' equity:	
Convertible preferred Series A stock, no par value; 50,000 shares authorized; no shares issued and outstanding	-
Common stock, no par value; 200,000 shares authorized; 10,000 shares issued and outstanding	100,000
Contributed capital	101,578
Retained earnings	715,762
Total shareholders' equity	917,340
	$ 1,295,640

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Mischler Financial Group, Inc. (the "Company") was incorporated in California on November 17, 1994 and commenced operations on March 17, 1995. The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a licensed member of the Financial Industry Regulatory Authority ("FINRA").

The Company conducts business on a fully disclosed basis with another broker-dealer and, accordingly, is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under the exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

Securities Transactions

Accounting principles generally accepted in the United States of America require customer securities transactions and the related income and expenses to be reported on a trade-date basis. The Company currently records these transactions on a settlement-date basis. The financial statement effect of recording these transactions at the settlement-date rather than on the trade-date is not material to the financial statements as of and for the year ended December 31, 2009. These transactions are cleared by Merrill Lynch.

Registration

The Company must register with state departments which govern compliance with securities laws for the states in which it does business. The Company generates a substantial amount of commission income in the State of California. Various regulatory requirements exist in the state with which the Company must comply. Should the Company violate certain state securities laws, it could be prohibited from doing business in that state.

Concentrations of Credit Risk

Cash and cash equivalents

The Company maintains its cash balances at financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2009, the Company had approximately $300,000 in cash and cash equivalents amounts in excess of the FDIC insurance limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk related to these deposits.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Customers

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company mitigates this risk by dealing with institutional investors through an extensive approval process.

The Company's commission receivables are primarily due from Merrill Lynch. The Company expects to collect amounts due because of the customer's history with the Company and the nature of the industry, although actual collections may differ.

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximate fair value.

Other Receivables

Other receivables consist of receivables from employees of $64,595. These amounts are non-interest bearing and are due on demand. During 2009, the Company wrote-off approximately $120,210 of employee receivables that became uncollectible.

Office Equipment

Office equipment consists of equipment, furniture and fixtures. Depreciation is provided for using the straight-line method over the estimated useful lives of the related assets, which is generally three years. Office equipment is fully depreciated.

Cash Surrender Value of Life Insurance Policy

The Company maintains a life insurance policy for one of its executives. The cash surrender value of the policy as of December 31, 2009 was $182,271.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Income Taxes

The Company has elected to be treated as a C corporation for income tax purposes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement in accordance with the accounting guidance for income taxes. Deferred tax assets and liabilities are recognized for future tax benefits or consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more likely than not that such assets will not be realized through future operations.

The Company recognizes any uncertain income tax positions on income tax returns at the largest amount that is more-likely-than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. The Company adopted the accounting for uncertain tax positions as of January 1, 2009. There are no unrecognized tax benefits as of the date of adoption. There are no unrecognized tax benefits included in the balance sheet that would, if recognized, affect the effective tax rate. The Company's policy is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had $0 accrued for interest and penalties on the Company's balance sheet at December 31, 2009.

The Company is subject to taxation in the U.S. and State of California. The Company does not foresee material changes to its gross uncertain income tax position liability within the next twelve months. The Company is no longer subject to IRS or state examinations prior to 2005.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Fair Value Measurements

As of December 31, 2009, the Company measures the fair value of certain of its financial assets on a recurring basis. A fair value hierarchy is used to rank the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets and liabilities, quoted prices in the markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

As of December 31, 2009, the Company's cash equivalents and cash surrender value of life insurance policy of $300,000 and $182,271, respectively, are valued using quoted prices for similar assets, or Level 2 as defined by the fair value hierarchy.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Significant estimates made by the Company's management include but are not limited to, the collectibility of receivables. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated and determined that no events have occurred subsequent to the balance sheet date and through February 23, 2010, the date of issuance of this financial statement, which would require inclusion or disclosure in its financial statement.

NOTE 2 – OFFICE EQUIPMENT

Office equipment consisted of the following at December 31, 2009:

Furniture and fixtures	$ 61,459
Equipment	104,549
	166,008
Less accumulated depreciation	(166,008)
	$ -

NOTE 3 – SHAREHOLDERS' EQUITY

Convertible Preferred Stock

As of and during the year ended December 31, 2009, the Company had no preferred stock outstanding. If such stock were outstanding, holders of the shares would have $10 per share liquidation rights, conversion rights on a one-for-one basis into common stock, and other dividend and dissolution rights as defined in the Company's Articles of Incorporation.

NOTE 4 – COMMITMENTS

Operating Leases

The Company leases research software and equipment under noncancelable operating leases expiring in May 2010. The Company leases its office space on a month-to-month basis. Approximate annual future minimum rental payments are as follows:

Year Ending December 31,	
2010	$ 9,750

NOTE 4 – COMMITMENTS, continued

Indemnities and Guarantees

The Company has made certain indemnities and guarantees, under which it may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions. The Company indemnifies its directors, officers, employees and agents to the maximum extent permitted under the laws of the State of California. As part of the trade execution agreements entered into by the Company with different trading partners, the Company indemnifies some of its trading partners for various performance and non-performance issues. In connection with its facility lease, the Company has indemnified its lessor for certain claims arising from the use of the facilities. The duration of the guarantees and indemnities varies, and in many cases is indefinite. These guarantees and indemnities do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying statement of financial condition.

NOTE 5 – RETIREMENT PLAN

The Company has a 401(k) profit sharing plan (the "Plan") in which all eligible employees, as defined, can elect to participate. Employees can contribute up to 75 percent of their earnings, up to allowable Internal Revenue Service limits, each year. Employer contributions to the Plan are at the discretion of the Company and vest over a six-year period.

NOTE 6 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed fifteen times its net capital. At December 31, 2009, under the most restrictive requirement, the Company had net capital of $851,885 which was $751,885 in excess of its minimum required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.44 to 1.

NOTE 7 – RESERVE REQUIREMENTS AND POSSESSION AND CONTROL STATEMENT FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such Rule) under the Securities Exchange Act of 1934, as the Company is an introducing broker or dealer that clears its securities on a fully disclosed basis with a clearing broker. Because of such exemption, the Company is not required to prepare a determination of reserve requirements or possession and control statement for brokers and dealers by Rule 17a-13 and Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

MISCHLER FINANCIAL GROUP, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2009

Net capital -	
Total shareholders' equity from statement of financial condition	$ 917,340
Deductions and/or charges:	
Nonallowable assets included in the following statement of financial condition captions:	
Prepaid expenses and other	860
Other receivables	64,595
Total deductions and/or charges	65,455
Net capital	851,885
Minimum net capital required	100,000
Excess net capital	$ 751,885
Total aggregate indebtedness	$ 378,300
Ratio of aggregate indebtedness to net capital	0.44 to 1



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Mischler Financial Group, Inc.

In planning and performing our audit of the statement of financial condition of Mischler Financial Group, Inc. (the "Company") as of December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by the Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

p 714 380 6565   f 714 380 6566   555 Anton Blvd Suite 1000 Costa Mesa CA 92626   kmjpartnerscpa.com

p 760 431 5465   f 760 431 5466   2768 Loker Avenue West Suite 101 Carlsbad CA 92010

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that a material misstatement of the Company's financial statement will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KMJ | Corbin & Company LLP

Costa Mesa, California
February 23, 2010

MISCHLER FINANCIAL GROUP, INC.
SEC ID No. 8-48067

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTAL SCHEDULE
As of December 31, 2009

